

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 15, 2009

Mr. Richard A. Robert
Executive Vice President and Chief Financial Officer
Vanguard Natural Resources, LLC
7700 San Felipe, Suite 485
Houston, Texas 77073

> **Re:** **Vanguard Natural Resources, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2009**
> **Filed May 11, 2009 and July 31, 2009**
> **Definitive Proxy**
> **Filed March 27, 2009**
> **Response Letter Dated October 13, 2009**
> **File No. 1-33756**

Dear Mr. Robert:

    We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   When filing your amended document to provide the consent required in response to comment one in our comment letter of September 28, 2009, please include all other changes proposed in your response to that letter.

Costs and expenses, page 42

2.   We have considered your responses to prior comments 6 and 8. However, we are unable to concur with your conclusion that, "taken together," your disclosures comply with the requirements of SOP 94-6. Though the disclosures you made at various locations throughout your filing provide a "general" forewarning of the potential for additional impairment, such disclosures do not appear to provide the reader with a clear indication of the then-expected likelihood of additional impairment in the near term, based on information available to you prior to the issuance of your financial statements. Accordingly, please revise your disclosure to include an estimate of any reasonably possible loss or range of loss due to any uncertainties or, if true, state that such an estimate cannot be made. Refer to Statement of Position 94-6, paragraphs 13 and 14.

Cash Flow from Operations, page 49

3.   We have considered your response to prior comment 7, including your proposed prospective disclosure. Please also include in your disclosure an explanation as to why and how impairment charges and unrealized derivative gains impacted your cash flows, and how these items affected your liquidity.

Statements of Cash Flows, page 62

4.   We have considered your response to prior comment 13. We further note that your presentation of "Net cash provided by operating activities" suggests you follow the "indirect method." However, you responded that the "Amortization of premiums paid and non-cash settlements on derivative contracts" line item represents gross payments, and not the amortization of an asset, which would be a method of cost allocation. Similarly, the "Price risk management activities, net" line item also appears to represent gross premiums paid. Accordingly, please further explain:

        a. how you distinguish between transactions included in each of these line items;

        b. how your presentation conforms to paragraphs 28-29 of SFAS 95; and

        c. how you consider these classifications to be meaningful.

Note 11 – Unit-Based Compensation, page 77

5.   We have considered your response to prior comment 17, including your proposed prospective disclosure. Please also disclose the method you used to estimate your volatility rate assumption. As part of your response, tell us how your method and

the factors you considered meet the guidance of SAB Topic 14.D.1, for estimating the expected volatility.

Controls and Procedures, page 82

Evaluation of Disclosure Controls and Procedures, page 82

6.   We note your response to prior comment 18 and the draft disclosure included in Exhibit H of your response letter, and we reissue the comment in relevant part. Your disclosure, as both filed and proposed, states that your CEO and CFO concluded your disclosure controls and procedures were not effective through September 30, 2008. Please revise this section to provide the conclusion as of December 31, 2008, as required by Item 307 of Regulation S-K. We note that you provide in this section management's conclusion regarding your internal control over financial reporting as of the fiscal year end. That conclusion should be and is included in your Management's Annual Report on Internal Control Over Financial Reporting.

In addition, it is not clear from your draft disclosure whether you intend to remove from this section in response to our comment the discussion of the identification and remediation of the identified material weakness. In your amended Form 10-K for fiscal 2008, you should include this discussion.

Definitive Proxy

Proposal No. 1 Election of Directors, page 5

7.   We note your response to prior comment 23 and the draft disclosure included in Exhibit J, and we reissue the comment in part. In future filings, please disclose Mr. Anderson's business activities between June 2007 and June 2008.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, Donald Delaney at (202) 551-3863, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director